Exhibit 99.1

Jupai Reports Fourth Quarter and Full Year 2015 Results

SHANGHAI, March 18, 2016 /PRNewswire/ — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the fourth quarter of 2015 and the full year ended December 31, 2015.

FOURTH QUARTER AND FULL YEAR 2015 FINANCIAL HIGHLIGHTS

•                                         Net revenues in the fourth quarter of 2015 were $32.9 million, a 183.7% increase from $11.6 million for the corresponding period in 2014. For the full year 2015, net revenues were $94.4 million, an increase of 142.5% from $38.9 million in 2014.

($‘000, except percentages)	Q4 2014	Q4 2014%	Q4 2015	Q4 2015%	YoY Change
One-time commissions	9,299	80.1%	16,603	50.4%	78.5%
Recurring management fee	1,131	9.7%	11,146	33.9%	885.4%
Recurring service fees	1,174	10.2%	5,165	15.7%	340.2%

Total net revenues	11,604	100.0%	32,914	100.0%	183.7%

($ ‘000, except percentages)	FY 2014	FY 2014%	FY 2015	FY 2015%	YoY Change
One-time commissions	34,757	89.4%	53,352	56.6%	53.5%
Recurring management fee	2,232	5.7%	22,580	23.9%	911.5%
Recurring service fees	1,923	4.9%	18,420	19.5%	857.7%

Total net revenues	38,912	100.0%	94,352	100.0%	142.5%

•                                                Income from operations in the fourth quarter of 2015 was $8.0 million, a 68.4% increase from $4.7 million for the corresponding period in 2014. For the full year of 2015, income from operations was $32.3 million, an increase of 81.2% from $17.8 million in 2014.

•                                                Net income attributable to Jupai shareholders, including preferred shareholders and ordinary shareholders, in the fourth quarter of 2015 was $5.9 million, a 73.7% increase from $3.4 million for the corresponding period in 2014. For the full year of 2015, net income attributable to Jupai shareholders was $24.3 million, an increase of 69.3% from $14.4 million in 2014.

•                                                Net income attributable to ordinary shareholders in the fourth quarter of 2015 was $5.9 million, a significant increase from $49,693 for the corresponding period in 2014. For the full year of 2015, net income attributable to ordinary shareholders was $24.3 million, an increase of 257.4% from $6.8 million in 2014.

•                                                Non-GAAP1 net income attributable to ordinary shareholders in the fourth quarter of 2015 was $7.5 million, a significant increase from $0.3 million for the corresponding period in 2014. For the full year of 2015, non-GAAP net income attributable to ordinary shareholders was $27.8 million, an increase of 280.6% from $7.3 million in 2014.

1.                  Jupai’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and amortization of intangible assets resulting from business acquisitions.

FOURTH QUARTER AND FULL YEAR 2015 OPERATIONAL UPDATES

•                                                Total number of active clients2 during the fourth quarter of 2015 was 2,304, a 105.3% increase from 1,122 for the corresponding period in 2014.

•                                                Aggregate value of wealth management products distributed by the Company during the fourth quarter of 2015 was $1,446 million, a 127.7% increase from $635 million for the corresponding period in 2014. For the full year of 2015, aggregate value of wealth management products distributed by the Company was $4,506 million, a 110.1% increase from $2,144 million in 2014.

	Three months ended				Twelve months ended
Product type	December 31, 2014		December 31, 2015		December 31, 2014		December 31, 2015
	(USD in millions, except percentages)				(USD in millions, except percentages)
Fixed income products	487	77%	804	56%	1,777	83%	2,447	54%
Private equity products	15	2%	473	33%	78	4%	1,183	26%
Secondary market equity fund products	119	19%	64	4%	267	12%	671	15%
Other products	14	2%	105	7%	22	1%	205	5%
All products	635	100%	1,446	100%	2,144	100%	4,506	100%

•                        Jupai’s coverage network as of December 31, 2015 included 50 client centers covering 29 cities, up from 47 and 29 client centers covering 26 and 16 cities, as of September 30, 2015 and December 31, 2014, respectively.

•                        Total assets under management3 as of December 31, 2015 were $1,924 million, a 388% increase from $394 million as of December 31, 2014 and a 25% increase from $1,543 million as of September 30, 2015.

2.                  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

3 “Assets under management” by Jupai refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment.

“We are pleased to conclude 2015 with a set of excellent results,” said Mr. Jianda Ni, Jupai’s co-chairman of the board and chief executive officer. “In the fourth quarter, net revenues continued to grow significantly and the total value of wealth management products distributed by Jupai reached a record high of $1.4 billion. In the second half of 2015, we adopted new strategies to further increase our market share and achieved positive results. Our net revenues for the fourth quarter and fiscal year 2015 increased 183.7% and 142.5% year-over-year, respectively.”

Mr. Ni continued, “Fixed-income products distributed by Jupai remain popular among investors due to the recent volatility of the equity market in China, with the aggregate value of fixed-income products distributed growing to $804 million, representing 56% of the aggregate value of all products distributed in the fourth quarter of 2015. Private equity and venture capital products also continued to grow rapidly, with their contribution to the aggregate value of all products distributed rising significantly from 2% in the fourth quarter of 2014 to 33% in the fourth quarter of 2015. In 2016, we will continue to enhance our product portfolio to meet the evolving needs of our clients. We believe the recent investment by Julius Baer, a leading global private wealth management bank, is a testament to Jupai’s brand and management strengths. We expect the cooperation between Jupai and Julius Baer to further enrich our product offerings and add more wealth management products with overseas investment opportunities to our product lines.”

Mr. Tianxiang Hu, Juapi’s co-chairman and executive chairman of the board commented, “We completed the acquisition of Jubaopen, an internet finance platform, in the first quarter of 2016. In addition, we announced the acquisition of Shanghai Runju Financial Information Services, an online platform that facilitates the trading of debt and equity products, further enhancing our internet finance ecosystem. While internet finance in China is still in its infancy, we believe that it will become one of Jupai’s important growth drivers in the future and will continue to explore strategic investments in this sector.”

Ms. Min Liu, Jupai’s chief financial officer, said, “We concluded 2015 with solid top line growth and expect to maintain strong growth momentum in 2016. To further increase our market share, in the second half of 2015, Jupai adopted more proactive sales and marketing strategies which generated more marketing expenditures and higher commission rates to our relationship managers. While we have seen some operating margin impact as a result, we are confident in our mid to long-term margin outlook as we continue to expand Jupai’s business scale and more revenues streams, such as recurring management fees and recurring service fees, start to kick in.”

RECENT DEVELOPMENT

The Company announced that it has entered into a definitive agreement, through its wholly owned PRC subsidiary, to acquire approximately 71% of the equity interests in Shanghai Runju Financial Information Services Co. Ltd. (“Runju”). Runju primarily operates an online platform which facilitates the trading of debt and equity products. The total consideration for the acquisition is approximately RMB90 million. The completion of this transaction is subject to the satisfaction of certain closing conditions.

FOURTH QUARTER AND FULL YEAR 2015 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2015 were $32.9 million, a 183.7% increase from $11.6 million for the corresponding period in 2014, primarily due to increases in one-time commission and recurring management fees. Net revenues were $94.4 million for the full year of 2015, an increase of 142.5% from $38.9 million in 2014.

•                       Net revenues from one-time commissions for the fourth quarter of 2015 were $16.6 million, a 78.5% increase from $9.3 million for the corresponding period in 2014, primarily as a result of an increase in the number of active clients as the Company opened new client centers and expanded existing ones. For the full year of 2015, net revenues from one-time commissions were $53.4 million, an increase of 53.5% from $34.8 million in 2014.

•                       Net revenues from recurring management fees for the fourth quarter of 2015 were $11.1 million, an 885.4% increase from $1.1 million for the corresponding period in 2014, primarily attributable to the increase in the amount of assets under management and recognized $6.2 million carried interest as compared with nil for the same period in 2014. For the full year of 2015, net revenues from recurring management fees were $22.6 million, a 911.5% increase from $2.2 million in 2014. $8.8 million and nil carried interest was recognized as part of Jupai’s recurring management fees for the full year of 2015 and 2014, respectively.

•                       Net revenues from recurring service fees for the fourth quarter of 2015 were $5.2 million, a 340.2% increase from $1.2 million for the corresponding period in 2014, primarily because the Company provided ongoing services to providers of more products and recognized $0.6 million variable performance fees as compared with nil for the same period in 2014. For the full year of 2015, net revenues from recurring service fees were $18.4 million, an 857.7% increase from $1.9 million in 2014. The Company recognized $9.8 million variable performance fees for the full year of 2015.

Operating costs and expenses

Operating costs and expenses for the fourth quarter of 2015 were $24.9 million, an increase of 263.3% from $6.9 million for the corresponding period in 2014. For the full year of 2015, operating costs and expenses were $62.0 million, an increase of 194.3% from $21.1 million in 2014.

•                       Cost of revenues for the fourth quarter of 2015 was $15.0 million, an increase of 417.1% from $2.9 million for the corresponding period of 2014, primarily due to a combination of an increase in the number of wealth management advisors and client managers and the average compensation paid to them. For the full year of 2015, cost of revenues was $37.4 million, an increase of 251.1% from $10.7 million in 2014.

•                       Selling expenses for the fourth quarter of 2015 were $6.1 million, a 210.4% increase from $2.0 million for the corresponding period in 2014, primarily due to increased marketing, advertising and brand promotion expenses. For the full year of 2015, selling expenses were $13.8 million, an increase of 139.4% from $5.8 million in 2014.

•                       G&A expenses for the fourth quarter of 2015 were $5.2 million, an 88.6% increase from $2.8 million for the corresponding period in 2014. This was primarily due to increase in both the number of managerial and administrative personnel and compensation paid to them as well as increased rental and office supply expenses. For the full year of 2015, G&A expenses were $14.6 million, an increase of 107.6% from $7.0 million in 2014.

•                       Other operating income - Government subsidies. The Company received $1.3 million government subsidies in the fourth quarter of 2015, an increase of 75.9% from $0.8 million for the corresponding period in 2014. For the full year of 2015, other operating income was $3.8 million, an increase of 58.9% from $2.4 million in 2014.

Operating margin for the fourth quarter of 2015 was 24.3%, compared to 40.9% for the corresponding period in 2014. The decrease was mainly because of increased compensation cost and marketing expenses compared with the corresponding period in 2014. For the full year of 2015, operating margin was 34.3%, compared to 45.8% in 2014.

Income tax expenses for the fourth quarter of 2015 were $3.4 million, a 90.1% increase from $1.8 million for the corresponding period in 2014. The increase was primarily due to an increase in taxable income. For the full year of 2015, income tax expenses were $10.7 million, an increase of 89.8% from $5.6 million in 2014.

Net Income

•                          Net Income

•                       Net income attributable to Jupai shareholders, including preferred shareholders and ordinary shareholders, for the fourth quarter of 2015 was $5.9 million, a 73.7% increase from $3.4 million for the corresponding period in 2014. For the full year of 2015, net income attributable to ordinary shareholders was $24.3 million, an increase of 69.3% from $14.4 million in 2014.

•                       Net margin attributable to Jupai shareholders, including preferred shareholders and ordinary shareholders, for the fourth quarter of 2015 was 18.0%, as compared to 29.4% for the corresponding period in 2014. For the full year of 2015, net margin was 25.8%, compared to 36.9% in 2014.

•                      Net income attributable to ordinary shareholders in the fourth quarter of 2015 was $5.9 million, a significant increase from $49,693 for the corresponding period in 2014. For the full year of 2015, net income attributable to ordinary shareholders was $24.3 million, an increase of 257.4% from $6.8 million in 2014.

•                      Net margin attributable to ordinary shareholders for the fourth quarter of 2015 was 18.0%, as compared to 0.4% for the corresponding period in 2014. For the full year of 2015, net margin was 25.8%, compared to 17.5% in 2014.

•                       Net income attributable to ordinary shareholders per basic and diluted ADS for the fourth quarter of 2015 was $0.20 and $0.19, respectively, as compared to $0.00 and $0.00, respectively, for the corresponding period in 2014. For the full year of 2015, net income per basic and diluted ADS was $1.01 and $0.96, respectively, as compared to $0.36 and $0.36, respectively in 2014.

•                          Non-GAAP Net Income Attributable to Ordinary Shareholders

•                       Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2015 was $7.5 million, a significant increase from $0.3 million for the corresponding period in 2014. For the full year of 2015, non-GAAP net income attributable to ordinary shareholders was $27.8 million, an increase of 280.6% from $7.3 million in 2014.

•                       Non-GAAP net margin for the fourth quarter of 2015 was 22.7%, as compared to 2.6% for the corresponding period in 2014. For the full year of 2015, non-GAAP net margin was 29.5%, as compared to 18.8% in 2014.

•                       Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the fourth quarter of 2015 was $0.24, as compared to $0.02 for the corresponding period in 2014. For the full year of 2015, non-GAAP net income attributable to ordinary shareholders per diluted ADS was $1.10, as compared to $0.38 in 2014.

Balance Sheet and Cash Flow

As of December 31, 2015, the Company had $122.5 million in cash and cash equivalents, compared to $31.6 million as of December 31, 2014.

Net cash provided by operating activities during the fourth quarter of 2015 was $22.7 million. For the full year of 2015, net cash provided by operating activities was $58.5 million.

Net cash used in investing activities during the fourth quarter of 2015 was $6.1 million. For the full year of 2015, net cash used in investing activities was $11.8 million.

Net cash provided by financing activities during the fourth quarter of 2015 was $1.5 million. For the full year of 2015, net cash provided by financing activities was $47.5 million.

BUSINESS OUTLOOK

The Company estimates that its revenues for the first quarter of 2016 will be in the range of $35 million to $38 million, an increase of 150.0% to 171.4% compared to the same quarter in 2015. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on March 18, 2016 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404 or +1-631-514-2526
Hong Kong:	+852-5808-3202 or 800-905-927
Mainland China:	400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is: 3122606

A replay of the conference call may be accessed by phone at the following numbers until, March 25, 2016:

U.S./International:	+1-866-846-0868
Hong Kong:	800-966-697
Mainland China:	400-184-2240
Passcode:	3122606

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the result of the integration of E-House Capital into the Company; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He
Director of Investor Relations
Jupai Holdings Limited
Phone: +86 (21) 5043 2271
Email: ir@jpinvestment.cn

Philip Lisio
The Foote Group
Phone: +86 (21) 6230 5097
Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars)

	As of
	December 31, 2014	December 31, 2015
	$	$
Assets
Current assets:
Cash and cash equivalents	31,557,233	122,504,799
Short-term investments	10,661,372	11,156,616
Short-term entrusted investments	2,215,083	287,797
Accounts receivable	793,037	4,005,258

Other receivables	2,121,264	5,164,971
Amounts due from related parties	2,389,925	1,836,209
Customer borrowings	549,856	—
Deferred tax assets — current	2,595,112	7,087,092
Other current assets	656,838	1,025,526

Total current assets	53,539,720	153,068,268
Long-term investments	8,727,495	9,988,168
Long-term entrusted investments	1,068,496	—
Investment in affiliates	2,284,687	11,577,995
Advance prepayment for acquisition	—	14,612,634
Property and equipment, net	1,359,615	2,473,964
Intangible assets	—	8,432,021
Goodwill	—	38,733,807
Long-term prepayment	212,453	292,655
Deferred tax assets — non-current	121,397	1,243,313

Total Assets	67,313,863	240,422,825

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	2,247,414	12,443,966
Income tax payable	4,800,181	15,913,670
Other tax payable	1,596,511	6,039,794
Dividend payable	—	1,154,983
Deferred revenue from related parties	5,287,903	12,897,658
Deferred revenues	3,462,149	8,956,195
Other current liabilities	2,070,081	730,405

Total current liabilities	19,464,239	58,136,671
Amounts due to related parties-non current	—	5,280,000
Deferred revenue — non-current from related parties	131,855	4,729,030
Deferred revenue — non-current	353,739	548,464
Non-current uncertain tax position liabilities	785,372	827,315
Deferred tax liabilities— non-current	—	2,108,005

Total Liabilities	20,735,205	71,629,485
Mezzanine Equity	38,294,634	—
Equity	8,284,024	168,793,340

Total Liabilities, Mezzanine Equity and Total Shareholders’ Equity	67,313,863	240,422,825

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
	$	$	$	$
Revenues
Third party revenues	6,994,984	12,280,743	33,480,210	42,208,971
Related party revenues	4,729,000	21,320,819	5,657,828	53,320,333
Total revenues	11,723,984	33,601,562	39,138,038	95,529,304
Business taxes and related surcharges	(120,296)	(687,483)	(225,669)	(1,177,738)

Net revenues	11,603,688	32,914,079	38,912,369	94,351,566

Operating costs and expenses:
Cost of revenues	(2,893,870)	(14,963,287)	(10,657,267)	(37,414,007)
Selling expenses	(1,959,177)	(6,081,254)	(5,768,356)	(13,810,241)
General and administrative expenses	(2,759,050)	(5,204,400)	(7,009,332)	(14,553,357)
Other operating income — government subsidy	750,397	1,319,635	2,363,893	3,755,759

Total operating cost and expenses	(6,861,700)	(24,929,306)	(21,071,062)	(62,021,846)

Income from operations	4,741,988	7,984,773	17,841,307	32,329,720

Gain from deconsolidation of subsidiaries	—	—	102,089	—
Interest income	35,892	66,863	187,285	443,204
Investment income	657,806	776,721	2,053,748	3,024,914
Gain from disposal of investment in affiliates	—	717,217	—	369,472
Interest expense	—	—	(14,961)	—
Other (loss) income	—	(78,213)	—	332,239

Total other income	693,698	1,482,588	2,328,161	4,169,829

Income before taxes and loss from equity in affiliates	5,435,686	9,467,361	20,169,468	36,499,549
Income tax expense	(1,771,827)	(3,369,095)	(5,617,343)	(10,663,384)
Income from equity in affiliates	—	314,127	78,015	687,225

Net income	3,663,859	6,412,393	14,630,140	26,523,390
Net income attributable to non-controlling interests	(255,398)	(493,583)	(257,840)	(2,186,377)

Net income attributable to Jupai shareholders	3,408,461	5,918,810	14,372,300	24,337,013
Deemed dividend on Series B convertible redeemable preferred shares	(3,358,768)	—	(7,563,669)	—
Net income attributable to ordinary shareholders	49,693	5,918,810	6,808,631	24,337,013

Net income per ADS:
Basic	0.00	0.20	0.36	1.01
Diluted	0.00	0.19	0.36	0.96
Weighted average number of shares used in computation:
Basic	73,215,920	179,586,759	83,683,960	114,124,300
Diluted	116,187,807	186,795,739	114,445,361	119,598,947

[1]     Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents six ordinary shares.

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
	$	$	$	$
Net income	3,663,859	6,412,393	14,630,140	26,523,390
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment	(69,408)	(143,086)	78,303	155,134
Disposal of available-for-sale investment	(71,531)	(106,929)	(71,531)	(155,134)
Change in cumulative foreign currency translation adjustment	73,925	(1,388,683)	(56,024)	(4,133,578)
Other comprehensive loss	(67,014)	(1,638,698)	(49,252)	(4,133,578)

Comprehensive income	3,596,845	4,773,695	14,580,888	22,389,812
Less: Comprehensive income attributable to non-controlling interests	235,998	508,592	261,163	2,119,993

Comprehensive income attributable to Jupai shareholders	3,360,847	4,265,103	14,319,725	20,269,819

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
	$	$	$	$
Net margin	0.4%	18.0%	17.5%	25.8%
Adjusted net margin (non-GAAP)	2.6%	22.7%	18.8%	29.5%
Net income	49,693	5,918,810	6,808,631	24,337,013
Adjustment for share-based compensation	249,378	1,029,508	498,756	2,520,565
Adjustment for amortization of intangible assets related to acquisition	—	519,782	—	952,934
Adjusted net income attributable to ordinary shares(non-GAAP)	299,071	7,468,100	7,307,387	27,810,512
Net income attributable to ordinary shares per ADS, diluted	0.00	0.19	0.36	0.96
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	0.02	0.24	0.38	1.10

Weighted average number of shares used in computation:
Diluted	116,187,807	186,795,739	114,445,361	119,598,947